

July 2, 2013

<u>VIA E-mail</u>
Scott E. Way
General Counsel
LDR Holding Corporation
13785 Research Boulevard, Suite 200
Austin, Texas 78750

> **Re: LDR Holding Corporation**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted June 5, 2013**
> **CIK No. 0001348324**

Dear Mr. Way:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please update the financial statements and related disclosures in your filing, as necessary, as required by Rule 3-12 of Regulation S-X.

Graphics

3.   The graphics on the front and back cover of your prospectus should only include text to the extent necessary to explain briefly the visuals in the presentation and should not repeat information already contained in the summary or business sections. Also, the text should present a balanced view of your business, rather than highlighting only your positive aspects. Please remove the text entirely or revise the front and back cover page accordingly.

4.   In light of your limited sample size, please tell us why you believe it is appropriate to include the graph which appears on the back cover page of the prospectus.

Table of Contents, page i

5.   We note that while the FDA has not approved Mobi-C in the United States, your disclosure is presented upon the assumption that FDA approval has been secured. This approach is not appropriate and therefore the staff is not in position to review significant portions of the registration statement at this time. In this regard, we note that disclosure regarding Mobi-C is woven throughout and appears in nearly all sections of the prospectus. Be advised that your disclosure must speak as to the state of events on the date of submission rather than as to a prospective date by which you hope that certain events will occur. Please substantially revise your disclosure to speak as of the date of submission. We may have further comment after reviewing your revised disclosure.

Prospectus Summary, page 1

6.   Your summary should be a balanced description of your business. Please revise the first paragraph of this section to provide prominent disclosure of your losses and cumulative deficit. In addition, please disclose that you expect to incur continuing losses in the near term.

7.   Please provide supplemental, qualitative, or quantitative support for your claims that your products are less invasive, provide greater intra-operative flexibility, offer simplified surgical techniques and promote improved clinical outcomes for patients as compared to existing alternatives. In addition, please provide support for your claims that your VerteBRIDGE product is the first platform of interbody devices with integrated fixation to market that may be implanted without screws and that such products have experienced rapid clinical adoption.   Please also provide support for your statements that products can be implanted without the use of keels or screws, allowing for a simplified, less invasive and bone sparing surgical approach as compared to other existing cervical disc replacement devices.

8.   We note that your summary focuses extensively on the strengths of your products. Please revise the summary and business sections to provide balancing disclosure addressing relevant limitations and/or competitive disadvantages facing your products.

Market Opportunity, page 2

9.   Please provide us with the relevant portions of the industry sources you cite throughout the prospectus, including as described on page 55. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic or claim, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were commissioned by you.

Our Products, page 4

10.   Please explain how your "traditional fusion" products differ from your VerteBRIDGE and Mobi product lines. We note, for example, the discussion of the risks associated with your private-label products which would appear to be among your line of "traditional fusion" products.

Summary Consolidated Financial Information, page 10

11.   We note here and throughout the filing that you have presented pro forma adjustments relating to the conversion of the convertible preferred stock into shares of common stock as though the conversion occurred on March 31, 2013. We further note from page F-20 that such conversion occurs only upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $3.50 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalizations), and the aggregate gross proceeds raised is at least $50,000,000. Please clarify your disclosures to disclose that this conversion is automatic. Please explain to us why you believe these pro forma adjustments are factually supportable by confirming to us that you presently expect the offering to meet such conditions. If management subsequently concludes the conditions may not be satisfied, please revise the filing accordingly.

12.   As a related matter, we note here and throughout the filing that you have presented pro forma adjustments relating to the conversion of the convertible notes into shares of common stock as if such conversion occurred on March 31, 2013. We further note from page F-19 that upon the consummation of an initial public offering with aggregate gross proceeds of at least $50,000,000, the holders of the convertible notes may elect to convert some or all of the notes into shares of common stock. Additionally, we note your disclosures on page 133 that "at this time, we do not know whether the holders of our convertible notes will, upon the consummation of this offering, elect to convert their convertible notes into shares of our common stock or elect to have their convertible notes paid in cash." Please explain to us why you believe these pro forma adjustments are

factually supportable taking into consideration that conversion is uncertain and at the option of the holder. If management concludes the conditions may not be satisfied, please revise the filing accordingly.

13.   Additionally, we note that you are presenting pro forma and pro forma as adjusted net loss per share as of December 31, 2012 and March 31, 2013. Please explain to us why you are presenting the adjustments in footnotes 1 through 4 here and on page 62 as if the conversions of the convertible preferred stock and convertible notes occurred on March 31, 2013 as it relates to your December 31, 2012 financial information.

14.   We note here and throughout the filing that you are presenting the conversion of the convertible notes as a pro forma as adjusted adjustment for the Statement of Comprehensive Income (Loss) and as a pro forma adjustment for the Balance Sheet. Please explain to us why the conversion of the convertible notes is not consistently presented for all of your pro forma financial information.

15.   We note here and throughout the filing that you have presented pro forma balance sheet adjustments relating to the Reorganization. We further note from page 134 that prior to the consummation of this offering that you intend to effect an amendment to the put-call agreement in which LDR Holding can require the holders of capital stock of Medical to exchange their shares into shares of capital stock of LDR Holding. Please explain to us why you believe these pro forma adjustments are factually supportable, including clarifying the timing of when the amended agreement will be consummated. If management subsequently concludes the conditions may not be satisfied, please revise the filing accordingly.

Industry and Market Data, page 55

16.   We note the final sentence of the second and third paragraphs of this section. Revise to clarify, if true, that you believe the information in the prospectus to be reliable as of the date of the prospectus. To the extent you are unable to make this representation, please remove such information.

Use of Proceeds, page 56

17.   Please disclose the approximate amount of proceeds intended to be used for each of the purposes you identify in the second paragraph.

Capitalization, page 57

18.   We note the second bullet point on page 57. Please revise here and throughout the filing to disclose the number of shares to be issued upon the Reorganization.

19.   Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Management's Discussion and Analysis, page 64

20.   Please revise and expand your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Your disclosure should discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the overview see Interpretive Release No. 33-8350 on our website.

Liquidity and Capital Resources, page 71

21.   Please disclose the impact of materially dilutive issuances, including the warrants issued in connection with the loan facility. Refer to Item 303(a)(2)(ii) of Regulation S-K.

Indebtedness, page 72

22.   Please tell us why you have not included a discussion of the Short-Term Financing and Various Notes Payable as identified in Note 9 on page F-17 of your financial statements.

23.   Please disclose the restrictive covenants for your loan facility.

24.   Please tell us where the agreements described in this section are identified in the exhibit index.

Goodwill and Intangible Assets, page 75

25.   Please discuss the nature and development of your recorded goodwill to provide an historical context and understanding of your financial condition. Identify the reporting unit(s) to which it is allocated and disclose whether any reporting unit has a fair value that is not substantially in excess of carrying value. Refer to Item 303(a) of Regulation S-K.

26.   For reporting units with a fair value that is not substantially in excess of carrying value, please disclose:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- Amount of goodwill allocated to the reporting unit;

- Description of the key assumptions used and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions; and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and paragraphs 350-20-35-4 through 8 of the FASB Accounting Standards Codification.

Foreign Exchange Risk, page 82

27.   Please disclose the foreign exchange risk of your Euro denominated debt in your reporting currency. Refer to Item 305 of Regulation S-K.

Supplies, page 104

28.   We note the final sentence of the first paragraph of this section. Please tell us if you have any material contracts with suppliers, whether long-term, short-term, single source or limited source. If so, please file the agreements. Also, with a view toward disclosure, please tell us the typical length of your supply agreements.

Competition, page 105

29.   Please identify your primary competitors in the traditional and non-traditional spinal product markets. If certain of the competitors compete only with respect to certain products, please revise to clarify.

Executive Compensation, page 124

30.   Please provide disclosure explaining how you determined the amount of compensation, including base salary, to pay to each named executive officer. It is unclear whether the compensation committee relied on third-party industry compensation reports or otherwise. Please clarify what information was used and how the committee made its determinations.

31.   Revise the final paragraph on page 124 to clarify the targets and formulas for payment for Mr. Lavigne.

Certain Relationships and Related Person Transactions, page 133

32.   Please tell us where the agreements described in this section are included in the exhibit index.

Convertible Note Financing, page 133

33.   Please disclose the amounts that could be paid out in cash to each of the holders of these notes. Also, if you intend to use the proceeds of this offering to pay the amounts due, it is unclear why you have not discussed this in your use of proceed section. Please revise or advise.

Amended and Restated Put-Call Agreement page 134

34.   Please identify with specificity the ownership interests of each of the parties to this agreement.

Notes to Consolidated Financial statements, page F-7

Note 2 – Significant Accounting Policies, page F-7

35.   Please disclose your policy for patent costs and assets.

36.   Please disclose your policy for recognition of interest expense for the effective rate of your long-term debt.

(g) – Inventory, page F-9

37.   We note your disclosure on page 74 that you have consigned inventory maintained at hospitals or with your direct sales representatives or independent sales agencies. Please revise to separately present your consigned inventory. Refer to Question 2 of SAB Topic 13(A)(2).

(q) – Net Loss Per Share, page F-13

38.   Please disclose your policy for warrants issued for nominal consideration on your net loss per share. Refer to SAB Topic 4.D.

Note 9 – Long-term Debt, page F-17

(d) – Convertible Notes, page F-19

39.   Please revise to disclose the effective interest rate on the convertible notes.

Note 10 – Stockholders' Equity, page F-20

40.   Please describe the anti-takeover provisions to be effective upon the completion of an offering.   Refer to paragraph 505-10-50-3 of the FASB Accounting Standards Codification.

41.   Please disclose any agreements to purchase capital stock of Medical.

(g) – Escrow Agreement, page F-21

42.   We note you have consolidated 100% of Medical as you considered its 47.04% as if converted. Please further explain the basis for your accounting, referring to the specific guidance under U.S GAAP.

(h) Warrants, page F-22

43.   We note that you estimate the volatility of your common stock "based on historical volatility that matches the expected remaining life of the warrants." Considering that you are not a public company, please revise to explain how you determined the volatility used in your Monte Carlo valuation model to value the common stock warrants.

Note 11 – Stock Options, page F-24

44.   Please note that we will delay our final assessment of stock based compensation pending inclusion of the estimated IPO price in the filing.

(b) – Accounting for Stock-Based Compensation, page F-25

45.   We note that in connection with estimating the fair value of each option grant you have used the historical volatility of comparable publicly traded companies. Please describe to us in greater detail the nature of the comparable publicly traded companies you selected and the basis for your conclusion to select those companies. Discuss how you considered factors such as industry, stage of life cycle, size and financial leverage when selecting the comparable companies. Refer to paragraphs 718-10-55-36 and 37 of the FASB Accounting Standards Codification and Question 6 in SAB Topic 14.D.1.

Note 15 - Net Loss Per Share, page F-31

46.   Please reconcile the 30,043,000 shares of redeemable convertible preferred stock with your disclosures on page F-20 which discloses that you have 30,500,000 shares of Series C convertible preferred stock.

Exhibit 23.1

47.   Please provide a currently dated consent from your independent accountants as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

         If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

         Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

         You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Daniel Morris at 202-551-3314 with any other questions.

                                                     Sincerely,

                                                     /s/ Daniel Morris for

                                                     Amanda Ravitz
                                                     Assistant Director

cc: via E-mail Carmel M. Gordian
                Ted A. Gilman